

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

<u>Via E-Mail</u>
Michael J. Tokich
Senior Vice President and Chief Financial Officer
STERIS Corporation
5960 Heisley Road,
Mentor, Ohio 44060-1834

  Re: STERIS Corporation
     Form 10-K for the fiscal year ended March 31, 2012
     Filed May 30, 2012
     File No. 001-14643

Dear Mr. Tokich:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Accounting Branch Chief